                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*



                             REPUBLIC SERVICES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      CLASS A COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   760759 10 0
                                  -------------
                                 (CUSIP Number)

                             Jonathan L. Awner, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                           One Southeast Third Avenue
                              Miami, Florida 33131
                             Tel. No. (305) 374-5600

--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                  May 3, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: / /

                                                (Continued on following pages)

                                  SCHEDULE 13D

CUSIP NO.   760759 100


--------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            AUTONATION INSURANCE COMPANY, INC.
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)[ ]
    2                                                                    (b)[X]

--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            OO
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           [ ]
    5
--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Vermont
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        12,162,500 (see Item 2)
            SHARES              ------------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          -0-
          REPORTING             ------------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           12,162,500 (see Item 2)
                                ------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
--------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
           12,162,500 (see Item 2)
--------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]
    12
--------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
           6.9%
--------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON*
    14
           CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO.   760759 100


--------------------------------------------------------------------------------
            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            AUTONATION, INC. (FORMERLY KNOWN AS REPUBLIC INDUSTRIES, INC.)
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)[ ]
    2                                                                    (b)[X]

--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            OO
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                           [ ]
    5
--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        12,162,500 (see Item 2)
            SHARES              ------------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          -0-
          REPORTING             ------------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           12,162,500 (see Item 2)
                                ------------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
--------------------------------------------------------------------------------
           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
           12,162,500 (see Item 2)
--------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]
    12
--------------------------------------------------------------------------------
           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
           6.9%
--------------------------------------------------------------------------------
           TYPE OF REPORTING PERSON*
    14
           CO
--------------------------------------------------------------------------------

                                PRELIMINARY NOTE

ITEM 1.  SECURITY AND ISSUER

         AutoNation, Inc., a Delaware corporation formerly known as Republic Industries, Inc. ("AutoNation"), and AutoNation Insurance Company, Inc., a Vermont corporation ("ANIC") (collectively, the "Reporting Persons"), hereby make the following statement (this "Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder with respect to the shares of Class A common stock, par value $.01 per share (the "Common Stock") of Republic Services, Inc., a Delaware corporation (the "Issuer"). This Statement is an amendment to the Schedule 13D filed by AutoNation reflecting the reportable event which occurred on July 1, 1998 (the "Original Statement"), as amended by Amendment No. 1 as of March 2, 1999. Capitalized terms not defined herein shall have the meaning ascribed to them in the Original Statement.

ITEM 2.  IDENTITY AND BACKGROUND.

                  This statement is being filed by (i) ANIC as the direct beneficial owner of 12,162,500 shares of the Class A Common Stock (the "Reported Stock") of the Issuer and (ii) AutoNation by virtue of it being the indirect owner of all of the outstanding stock of ANIC. AutoNation is a publicly owned corporation with its common stock listed on The New York Stock Exchange, and it is principally engaged in automotive retailing and automotive rental businesses. The address of AutoNation's principal office is 110 S.E. 6th Street, Fort Lauderdale, Florida 33301.

                  The names, addresses and principal occupations of each executive officer and director of the AutoNation, all of whom are United States citizens except as noted below, are as follows:


                                                                                     PRINCIPAL
       NAME              TITLE WITH AUTONATION           BUSINESS ADDRESS            OCCUPATION
------------------       ---------------------        ----------------------         ----------
H. Wayne Huizenga        Chairman and Co-Chief        110 S.E. 6th Street            Executive Officer
                         Executive Officer            Ft. Lauderdale, FL 33301       of AutoNation

Steven R. Berrard        Co-Chief Executive           110 S.E. 6th Street            Executive Officer
                         Officer and Director         Ft. Lauderdale, FL 33301       of AutoNation

Harris W. Hudson         Vice Chairman                110 S.E. 6th Street            Executive Officer
                                                      Ft. Lauderdale, FL 33301       of AutoNation

John H. Costello         President                    110 S.E. 6th Street            Executive Officer
                                                      Ft. Lauderdale, FL 33301       of AutoNation

Robert J. Brown          Director                     808 Greensboro Road            President & CEO
                                                      High Point, NC 27260           of B&C Assoc., Inc.,
                                                                                     a management consulting
                                                                                     and public relations firm



                                                                                     PRINCIPAL
       NAME              TITLE WITH AUTONATION           BUSINESS ADDRESS            OCCUPATION
------------------       --------------------         ----------------------         ----------

J.P. Bryan               Director                     1221 Lamar                     Chairman of Torch Energy
                                                      Suite 1600                     Advisors, Inc., a company that
                                                      Houston, TX 77010              manages energy related institutional
                                                                                     holdings

Rick L. Burdick          Director                     711 Louisiana Street           Partner of Akin, Gump, Hauer
                                                      Suite 1900                     & Feld, LLP, a law firm
                                                      Houston, TX 77002


Michael G. DeGroote      Director                     Victoria Hall                  Chairman & Chief Executive
(Citizen of Canada)                                   11 Victoria Street             Officer of Century Business Services,
                                                      PO Box HM1065                  Inc., a provider of professional
                                                      Hamilton, HMEX                 business services and products
                                                      Bermuda

George D. Johnson, Jr.   Director                     450 East Las Olas Blvd.        President & CEO of Extended
                                                      Suite 1100                     Stay America, Inc., an economy
                                                      Fort Lauderdale, FL 33301      extended-stay lodging chain

John J. Melk             Director                     676 North Michigan Ave         Chairman, President & CEO of H2O Plus, Inc.,
                                                      Suite 3900                     a bath and skin products manufacturer
                                                      Chicago, IL 60611              and distributor

James O. Cole            Senior Vice President,       110 S.E. 6th Street            Executive Officer of the
                         General Counsel and          Ft. Lauderdale, FL 33301       Reporting Person
                         Secretary


                                                                                     PRINCIPAL
       NAME              TITLE WITH AUTONATION           BUSINESS ADDRESS            OCCUPATION
------------------       --------------------         ----------------------         ----------

Thomas W. Hawkins        Senior Vice President        110 S.E. 6th Street            Executive Officer of the
                         Corporate Development        Ft. Lauderdale, FL 33301       Reporting Person


Michael S. Karsner       Senior Vice President        110 S.E. 6th Street            Executive Officer of the
                         and Chief Financial          Ft. Lauderdale, FL 33301       Reporting Person
                         Officer

Mary Wood                Vice President and           110 S.E. 6th Street            Executive Officer of the
                         Corporate Controller         Ft. Lauderdale, FL 33301       Reporting Person


James J. Donahue         Senior Vice President        110 S.E. 6th Street            Executive Officer of the
                         Communications               Ft. Lauderdale, FL 33301       Reporting Person


         ANIC is a captive insurance company, and indirect wholly-owned subsidiary of AutoNation. The address of ANIC's principal office is 76 St. Paul Street, Suite 501, Burlington, Vermont 05401.

         The names, addresses and principal occupations of each executive officer and director of ANIC, all of whom are United States citizens, are as follows:


Name                  Title with ANIC            Business Address           Principal Occupation
----                 ---------------            ----------------           --------------------
Layne M. Lott         President and              110 S.E. 6th Street        Officer of the
                      Director                   Fort Lauderdale, Fl        Reporting Person
                                                 33301

Phillip A. Trotsky    Executive Vice             110 S.E. 6th Street        Officer of the
                      President,                 Fort Lauderdale, Fl        Reporting Person
                      Treasurer and              33301
                      Director

Guy Ragosta           Vice President             76 St. Paul Street,        Officer of Willis
                      and Director               Ste 501                    Coroon Management
                                                 Burlington, VT 05401       (Vermont), Ltd.

Jeffrey P. Johnson    Secretary                  100 E. State Street        Attorney of Primmer
                                                 Montpelier, VT 05601       & Piper P.C.


                  Neither of the Reporting Persons, nor to the knowledge of either of the Reporting Persons, any other person named in this Item 2 has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS
                  OR OTHER CONSIDERATION.

                  Item 3 is amended and restated in its entirety to read as follows:

                  Prior to July 1, 1998, the Issuer was a wholly-owned subsidiary of AutoNation. As of June 30, 1998, the Issuer had certain obligations for borrowed money consisting of approximately $139.5 million due to Republic Corporate Management Company, a subsidiary of AutoNation, and approximately $255.9 million due to Republic Resources Company, Inc., a subsidiary of AutoNation. On July 1, 1998, the Issuer issued 5,812,708 shares of Class A Common Stock to Republic Corporate Management Company and 10,661,709 shares of Class A Common Stock to Republic Resources Company, Inc. in full satisfaction of these intercompany payables and amounts due, and immediately following such transactions, the total of 16,474,417 shares of Class A Common Stock were transferred by such subsidiaries to AutoNation. As a result, AutoNation acquired 16,474,416 shares of Class A Common Stock on July 1, 1998 through the repayment of debt by the Issuer to AutoNation's subsidiaries.

                  Prior to July 1, 1998, the Issuer's authorized capital stock consisted of one series of common stock, and AutoNation owned all 100 issued and outstanding shares of such common stock. AutoNation acquired such common stock for nominal paid-in capital when the Issuer was incorporated by AutoNation in 1996. On July 1, 1998, the Issuer amended and restated its Certificate of Incorporation to authorize two series of common stock, Class A Common Stock and Class B Common Stock (collectively, the "Common Stock"), and recapitalized the 100 shares of common stock into 95,688,083 shares of Class B Common Stock. As a result, AutoNation owned all of the Issuer's issued and outstanding Class B Common Stock, consisting of 95,688,083 shares.

                  Pursuant to the Issuer's Amended And Restated Certificate of Incorporation, AutoNation is entitled, at any time or from time to time, to convert all or any portion of its shares of the Issuer's Class B Common Stock into shares of Class A Common Stock, on a one-for-one basis. On March 2, 1999, AutoNation converted all 95,688,083 shares of its Class B Common Stock of the Issuer, on a one-for-one basis, into shares of Class A Common Stock, resulting in a total of 112,162,500 shares of the Issuer's Class A Common Stock held by AutoNation.

                  On April 5, 1999, AutoNation transferred all of the 112,162,500 shares of Class A Common Stock to its subsidiary, ANIC, for no consideration as additional paid-in capital.

                  On April 27, 1999, the Issuer, and the Reporting Persons entered into a Purchase Agreement with certain U.S. underwriters in the United States and Canada, and into a Purchase Agreement with certain international managers outside the United States and Canada, pursuant to which ANIC agreed to sell to the U.S. underwriters, and the U.S. underwriters agreed to purchase from ANIC, 80,000,000 shares of Class A Common Stock, and ANIC agreed to sell to the international managers, and the international managers agreed to purchase from ANIC, 20,000,000 shares of Class A Common Stock. Under the Purchase Agreements, ANIC granted an option to the U.S. underwriters to purchase up to 9,730,000 additional shares of Class A Common Stock and ANIC granted an option to the international managers to purchase up to 2,432,500 additional shares of Class A Common Stock. On May 3, 1999, ANIC sold 100,000,000 shares pursuant to the two Purchase Agreements.


ITEM 4.           PURPOSE OF TRANSACTION.

                  Item 4 is amended and restated in its entirety to read as follows:

                  Since 1995, AutoNation has acquired and developed numerous businesses in several industries in three broad business segments, consisting of automotive retail, automotive rental and solid waste services. In May 1998, AutoNation announced its intention to separate the Issuer, which constituted the solid waste services businesses and operations of AutoNation, and the associated assets and liabilities of such solid waste businesses and operations, from AutoNation's other businesses and operations (the "Separation"). AutoNation also announced its intention for the Issuer to complete an initial public offering of the Issuer's Class A Common Stock, and to complete the Separation by distributing to AutoNation's stockholders in 1999, subject to certain conditions and consents, all of AutoNation's remaining interest in the Issuer (the "Distribution"). AutoNation and the Issuer entered into a Separation and Distribution Agreement with respect to these transactions, among other matters, and the initial public offering by the Issuer was effective on June 30, 1998.

                  In order to achieve part of the overall business purpose of the foregoing transactions, which was to raise capital for AutoNation's future acquisitions of automotive retail operations and other corporate purposes in the most cost efficient manner, the Issuer declared and paid a $2.0 billion dividend in April 1998 in the form of a series of promissory notes payable by the Issuer to AutoNation. The amount of the dividend was determined based on AutoNation's need for capital to fund future acquisitions and the Issuer's borrowing capacity. By the completion of the Issuer's initial public offering, the promissory notes were prepaid in full by the Issuer through certain transactions with AutoNation, including the Issuer's payment of approximately $1,442.1 million in cash to AutoNation by applying all of the net proceeds of the Issuer's initial public offering of 63,250,000 shares of Class A Common Stock to prepayment of the balance of the remaining amounts outstanding under the promissory notes. Other obligations owed by the Issuer to AutoNation's subsidiaries were paid through the issuance of 16,474,417 shares of Class A Common Stock as described above in ITEM 3 of this Statement.

                  The terms of the Separation and Distribution Agreement provided that AutoNation would only complete the Distribution of the shares of the Issuer to AutoNation's stockholders subject to the satisfaction, or waiver by AutoNation's board of directors, in its sole discretion, of certain conditions. One of the conditions to the Distribution was that AutoNation obtain a private letter ruling from the Internal Revenue Service (the "IRS") to the effect that, among other things, the Distribution would qualify as a tax-free distribution for federal income tax purposes under Section 355 of the Internal Revenue Code of 1986, as amended (the "Code"), in form and substance satisfactory to AutoNation. In July 1998, AutoNation filed its request for a private letter ruling with the IRS, and continued to process the request through February 1999, with the expectation of completing the Distribution in mid-1999. In March 1999, the IRS advised AutoNation in writing that the IRS will not rule as requested. As a result, with the Issuer's consent, AutoNation decided to sell all of the Common Stock of the Issuer held by AutoNation.

                  In the Separation and Distribution Agreement, the Issuer granted AutoNation certain registration rights with respect to the shares of the Issuer's Common Stock held by AutoNation. As a result of the IRS decision not to rule on AutoNation's request for a private letter ruling as requested, AutoNation exercised its registration rights, and on March 3, 1999, the Issuer filed a registration statement on Form S-1 with the Securities and Exchange Commission registering the 112,162,500 shares of the Issuer's Class A Common Stock held by AutoNation (the "Offering").

                  On April 27, 1999, the Reporting Persons and the Issuer entered into Purchase Agreements with several underwriters for the sale by ANIC of 100,000,000 shares of Class A Common Stock, as described in ITEM 3 above and in ITEM 5(c) below. Pursuant to the Purchase Agreements, ANIC granted its underwriters an option to purchase, in full or in part, from time to time until May 26, 1999 all of the remaining 12,162,500 shares of Class A Common Stock owned by ANIC.

                  Prior to its sale of the 100,000,000 shares of Class A Common Stock, ANIC executed a proxy to vote all of its 112,162,500 shares of Class A Common Stock in favor of all proposals to be presented by the Issuer at the annual meeting of the Issuer's stockholders on May 20, 1999, including votes in favor of:

                  (1) The election to the Issuer's board of directors of all of the persons nominated by the Issuer to serve as directors;

                  (2) An amendment to the Issuer's amended and restated
                      certificate of incorporation to eliminate all classifications of the Issuer's common stock;

                  (3) The ratification of the appointment of Arthur Andersen
                      LLP as the Issuer's independent public accountants for 1999; and

                  (4) The adoption of an employee stock purchase plan.

                  These proposals are described in detail in the Issuer's definitive proxy statement mailed to its stockholders with respect to its annual meeting of stockholders to be held on May 20, 1999.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is amended and restated in its entirety to read as follows:

(a) As of May 3, 1999, (i) ANIC directly beneficially owns 12,162,500 shares of Class A Common Stock (the "Reported Stock"), representing approximately 6.9% of the 175,412,500 total shares of Class A Common Stock issued and outstanding and AutoNation may be deemed to be the indirect beneficial owner of such shares by virtue of ANIC being an indirect wholly-owned subsidiary of AutoNation, and (ii) there are no shares of Class B Common Stock issued or outstanding. Prior to the completion of the Offering on May 3, 1999, the Reporting Persons owned approximately 63.9% of the issued and outstanding shares of Class A Common Stock and were able to control virtually all matters requiring approval of the stockholders of the Issuer, including the election of all of the Issuer's directors.

                  As of May 3, 1999, none of the persons listed above in ITEM 2 of this Statement, other than the Reporting Persons, individually or in the aggregate beneficially owned more than 1% of the outstanding shares of Class A Common Stock, except that each of such persons may be deemed, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be a beneficial owner of the Reported Stock beneficially owned by the Reporting Persons because such persons are executive officers and/or directors of the respective Reporting Persons. Each of such persons disclaim beneficial ownership of any of the Reported Stock and the Reporting Persons disclaim beneficial ownership of any shares of Class A Common Stock owned by any of such persons.

(b) As of May 3, 1999, ANIC has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of all of the Reported Stock. By virtue of the relationship to ANIC described above, AutoNation may be deemed to have sole voting and dispositive power with respect to the Reported Stock.

         As of May 3, 1999, none of the persons listed above in ITEM 2 of this Statement, other than the Reporting Persons, individually or in the aggregate has the sole or shared power to vote or direct the vote, or the sole or shared power to dispose or direct the disposition of, any of the Reported Stock. Each of such other persons individually has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of only those shares of Class A Common Stock which are directly owned by each of such persons, respectively.

(c) The only transactions in the Class A Common Stock by either of the Reporting Persons within the past 60 days was the transfer on April 5, 1999 by AutoNation to ANIC of 112,162,500 shares of Class A Common Stock, and the sale on May 3, 1999 by ANIC of 100,000,000 shares of Class A Common Stock at a price of $16.875 per share pursuant to an underwritten secondary public offering.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reported Stock.

(e) If the underwriters exercise their over-allotment option to purchase the Reported Stock in full, then the Reporting Persons will no longer own any interest in the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6  is amended and restated in its entirety as follows:

         The following constitute all contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and other persons with respect to any securities of the Issuer:

1. That certain Separation and Distribution Agreement dated as of June 30, 1998 by and between AutoNation and the Issuer, which sets forth certain agreements between the Issuer and AutoNation with respect to the principal corporate transactions required to effect the Separation, the initial public offering of Class A Common Stock by the Issuer, and the Distribution, among other matters.

2. That certain U.S. Purchase Agreement dated June 30, 1998 by and among the Issuer, AutoNation and the U.S. underwriters of the Issuer's initial public offering, with respect to the issuance and sale by the Issuer and the purchase by such underwriters of 44,000,000 shares of Class A Common Stock (including 6,600,000 shares solely to cover over-allotments).

3. That certain International Purchase Agreement dated June 30, 1998 by and among the Issuer, AutoNation and the international underwriters of the Issuer's initial public offering, with respect to the issuance and sale by the Issuer and the purchase by such underwriters of 11,000,000 shares of Class A Common Stock (including 1,650,000 shares solely to cover over-allotments).

4. Those certain "lock-up" letter agreements dated June 30, 1998, by AutoNation to the U.S. underwriters and the international underwriters of the Issuer's initial public offering with respect to the Reporting Person's agreement not to offer or sell any shares of Common Stock during a period of 180 days from June 30, 1998.

5. That certain U.S. Purchase Agreement dated April 27, 1999 by and among the Issuer, the Reporting Persons and the U.S. underwriters of ANIC's secondary public offering, with respect to the sale by ANIC and purchase by the U.S. underwriters of 89,730,000 shares of Class A Common Stock (including 9,730,000 shares solely to cover over-allotments).

6. That certain International Purchase Agreement dated April 27, 1999 by and among the Issuer, the Reporting Persons and the international underwriters of ANIC's secondary public offering, with respect to the sale by ANIC and purchase by the international underwriters of 22,432,500 shares of Class A Common Stock (including 2,432,500 shares solely to cover over-allotments).

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Joint Filing Agreement among AutoNation Insurance Company, Inc. and AutoNation, Inc.

Exhibit 2: That certain U.S. Purchase Agreement dated April 27, 1999 by and among the Issuer, the Reporting Persons and the U.S. underwriters of ANIC's secondary public offering, with respect to the sale by ANIC and purchase by the U.S. underwriters of 89,730,000 shares of Class A Common Stock (including 9,730,000 shares solely to cover over-allotments).

Exhibit 3: That certain International Purchase Agreement dated April 27, 1999 by and among the Issuer, the Reporting Persons and the international underwriters of ANIC's secondary public offering, with respect to the sale by ANIC and purchase by the international underwriters of 22,432,500 shares of Class A Common Stock (including 2,432,500 shares solely to cover over-allotments).

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      AUTONATION INSURANCE COMPANY, INC.



Date: May 14, 1999                    By: /s/ Layne M. Lott
                                      ------------------------------------------
                                      President



                                      AUTONATION, INC.


Date: May 14, 1999                    By: /s/ James O. Cole
                                      ------------------------------------------
                                      Senior Vice President, General Counsel and
                                      Secretary

INDEX TO EXHIBITS


NUMBER    EXHIBIT
------    -------
1*        Joint Filing Agreement between AutoNation Insurance Company, Inc.
          and AutoNation, Inc.

2. U.S. Purchase Agreement dated April 27, 1999 (incorporated by reference to Exhibit 1.1 to AutoNation's Current Report on Form 8-K filed on May 14, 1999).

3. International Purchase Agreement dated April 27, 1999 (incorporated by reference to Exhibit 1.2 to AutoNation's Current Report on Form 8-K filed on May 14, 1999).


-------------
* Filed herewith.

                                                                       EXHIBIT 1


                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the Statement on Schedule 13D with respect to the Common Stock of Republic Services, Inc. of even date herewith is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.




                                      AUTONATION INSURANCE COMPANY, INC.



Date: May 14, 1999                    By: /s/ Layne M. Lott
                                      ------------------------------------------
                                      President



                                      AUTONATION, INC.


Date: May 14, 1999                    By: /s/ James O. Cole
                                      ------------------------------------------
                                      Senior Vice President, General Counsel and
                                      Secretary